K&L Gates LLP 70 West Madison Street Suite 3100 Chicago, IL 60602-4207
March 3, 2009

Securities and Exchange Commission	David C. Sienko
100 F Street, N.E.	D 312.807.4382
Washington, DC 20549	F 312.827.8031
david.sienko@klgates.com
Calamos Global Dynamic Income Fund
333-153443
811-22047
Dear Ladies and Gentlemen:
     On behalf of the Calamos Global Dynamic Income Fund (the “Fund”), we are hereby transmitting for electronic filing the Pre-effective Amendment No. 1 to Registration Statement on Form N-2 under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended, and each exhibit being filed therein.
     Before the registration statement becomes effective under the Securities Act, the Fund will file one or more amendments containing all remaining applicable exhibits.
     If we may cooperate with you in any way in the processing of this filing, please telephone the undersigned at 312-807-4382 or Eric Purple at 202-955-7801 with any questions or comments concerning these materials.
Very truly yours,
/s/ David C. Sienko
David C. Sienko
Enclosure
Copies to S. Darcy
           E. Purple